Morgan, Lewis & Bockius llp
600 Anton Boulevard, Suite 1800
Costa Mesa, California  92626-7653
Tel.  714.830.0600
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Laurie A. Dee
Counsel
+1.714.830.0679
laurie.dee@morganlewis.com

VIA EDGAR
December 5, 2014

Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Investment Managers Series Trust (filing relates to the AAM/Cutwater Select Income Fund) (File Nos. 333-122901 and 811-21719)

Dear Ms. Dubey:

This letter summarizes the comments provided by you on December 4, 2014, to the Preliminary Information Statement on Schedule 14C filed by Investment Managers Series Trust (the “Registrant”) with the Commission via EDGAR Accession No. 0001398344-14-006060 on November 26, 2014 (the “Information Statement”) with respect to the AAM/Cutwater Select Income Fund series of the Trust (the “Fund”).  The purpose of the Information Statement is to provide information to the shareholders of the Fund regarding a meeting of the shareholders that is being called for the purpose of approving the re-appointment of Cutwater Investor Services Corp. (“Cutwater”) as sub-advisor to the Fund. Responses to all of the comments are included below and as appropriate will be reflected in the Registrant’s definitive Information Statement, to be filed concurrently with this letter.

1.	Comment: In the Notice of Meeting, in the disclosure regarding the first item to be considered by Fund shareholders at the meeting please change the term “re-appointment” to “approval.”
Response:  The Registrant has revised the item as follows:
1.  The approval of Cutwater Investor Services Corp. as sub-advisor to the Fund.
2.	Comment: The SEC staff understands from telephone calls with counsel to the Registrant that MBIA Insurance Corporation (“MBIA”) owns shares of the Fund representing over 99.8% of the Fund’s outstanding shares and that MBIA has indicated its intention to vote to approve the proposed new sub-advisory agreement with Cutwater with respect to the Fund. Please disclose this in the Information Statement and indicate that MBIA’s vote would be sufficient to approve the proposed agreement.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silcon Valley   Tokyo   Washington   Wilmington

December 5, 2014 Page 2

Response:  The Registrant has added the following disclosure to the section entitled “ Re-Appointment of Cutwater Investor Services Corp. as Sub-Adviser to the Fund“ on page 3 of the Information Statement:

MBIA Insurance Corporation (“MBIA”) owns shares of the Fund representing over 99.8% of the Fund’s outstanding shares.  MBIA has indicated its intention to vote to approve the proposed new sub-advisory agreement with Cutwater with respect to the Fund.  MBIA’s vote will be sufficient to approve the new agreement.

3.	Comment: Pursuant to Schedule 14C please disclose the number of shares outstanding in each Class of the Fund as of the Record Date, the number of votes to which each Class is entitled and the vote required to approve the new agreement.

Response:   The Registrant has revised the disclosure on page 2 of the Information Statement as follows:

This Information Statement is being mailed on or about December 8, 2014, to the shareholders of the Fund as of November 7, 2014 (the “Record Date”).  The number of shares of each Class of the Fund outstanding on the Record Date was as follows:

Class	Number of Issued and Outstanding Shares
Class A	4,404.371
Class I	2,638,807.224
Class C	324.369

Shareholders of the Fund are entitled to one vote for each whole share held and fractional votes for fractional shares held on the Record Date.  Certain information on the share ownership of the Fund is set forth in Appendix A. Approval of Cutwater as sub-advisor to the Fund will require the vote of a “majority of the outstanding voting securities” of the Fund as defined in the 1940 Act.  This means the lesser of (1) 67% or more of the shares of the Fund present at the meeting if the owners of more than 50% of the Fund’s shares then outstanding are present in person or by proxy, or (2) more than 50% of the outstanding shares of the Fund entitled to vote at the meeting.

4.	Comment: Under the heading “Terms of the New Sub-advisory Agreement” on pages 4 and 5 please revise the disclosure to clarify that the fees set forth under the new agreement are the same as the fees set forth under the current agreement.

Response:  The Registrant has revised the disclosure as follows:

December 5, 2014 Page 3

Under each of the new agreement and the current agreement, Cutwater is entitled to annual fees based on the following schedule: 0.50% of the first $25 million in assets and 0.20% of assets over $25 million.

5.	Comment: Forms of the new agreement and interim agreement are attached as Appendix B to the Information Statement. Please revise the title of the interim agreement so that it is easily distinguishable from the new agreement.

Response:  The Registrant has changed the title of the interim agreement to “Interim Sub-Advisory Agreement between Advisors Asset Management, Inc. and Cutwater Investor Services Corp.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee, Esq.
Morgan, Lewis & Bockius LLP